EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2009
Excluding interest on deposits
Income before income tax expense	$7,128

Fixed charges:
Interest expense	5,587
One-third of rents, net of income from subleases (a)	286

Total fixed charges	5,873

Less: Equity in undistributed income of affiliates	(2)

Income before income tax expense and fixed charges, excluding capitalized interest	$12,999

Fixed charges, as above	$5,873

Ratio of earnings to fixed charges	2.21

Including interest on deposits
Fixed charges, as above	$5,873
Add: Interest on deposits	2,851

Total fixed charges and interest on deposits	$8,724

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$12,999
Add: Interest on deposits	2,851

Total income before income tax expense, fixed charges and interest on deposits	$15,850

Ratio of earnings to fixed charges	1.82

(a)	The proportion deemed representative of the interest factor.